UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

WESCO FINANCIAL CORPORATION

(Name of Issuer)

Wesco Financial Corporation

Montana Acquisitions, LLC

Berkshire Hathaway Inc.

OBH LLC

Blue Chip Stamps

Warren E. Buffett

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

950817106

(CUSIP Number of Class of Securities)

Wesco Financial Corporation 301 East Colorado Boulevard, Suite 300 Pasadena, California 91101-1901 Attn: Jeffrey L. Jacobson Telephone: (626) 585-6700	Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 Attn: Marc D. Hamburg Telephone: (402) 346-1400

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, CA 90071 Attn: Brian J. McCarthy, Esq. Telephone: (213) 687-5000 Telecopier: (213) 621-5070	Munger, Tolles & Olson LLP 355 South Grand Avenue Suite 3500 Los Angeles, CA 90071-1560 Attn: Mary Ann Todd, Esq. Telephone: (213) 683-9100 Telecopier: (213) 687-3702

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$551,458,260	$64,025

(1)	For purposes of calculating the filing fee only, the transaction value is equal to the product of (a) $389.25, the average of the high and low prices per share of the common stock of Wesco as reported on the NYSE Amex on February 28, 2011 and (b) 1,416,720, the maximum possible number of shares of Wesco common stock to be converted into the right to receive the merger consideration pursuant to the merger.

(2)	The filing fee was determined by multiplying the transaction value by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 5 for fiscal year 2011 issued December 22, 2010.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64,025

Form or Registration No.: Registration Statement on Form S-4

Filing Party: Berkshire Hathaway Inc.

Date Filed: March 7, 2011

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPLANATORY NOTE

The Securities and Exchange Commission has a 100 megabyte limitation on the size of EDGAR filings. The submission of Amendment No. 1 to Schedule 13E-3 of the undersigned filing persons is larger than 100 megabytes and therefore the filing of Exhibits (c)(8) through (c)(11) has to be split up into two separate submissions of Amendment No. 1 to Schedule 13E-3 to transmit all of the information to the Securities and Exchange Commission.

- i -

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits thereto, is being filed with the Securities and Exchange Commission (the “SEC”) by the following persons (collectively, the “filing persons”): (a) Wesco Financial Corporation, a Delaware corporation (“Wesco”) and issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), (c) Montana Acquisitions, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Berkshire (“Merger Sub”), (d) OBH LLC, a Delaware limited liability company and a direct and wholly owned subsidiary of Berkshire, (e) Blue Chip Stamps, a California corporation and an indirect and wholly owned subsidiary of Berkshire and the sole member of Merger Sub, and (f) Warren E. Buffett, Chairman of the Board and Chief Executive Officer of Berkshire.

On February 4, 2011, Wesco entered into an Agreement and Plan of Merger with Berkshire and Merger Sub, which was subsequently amended by the Amendment to Agreement and Plan of Merger, dated as of April 15, 2011 (the “Merger Agreement”). Pursuant to the Merger Agreement, Berkshire will acquire the remaining 19.9% of the shares of common stock, par value $1.00 per share, of Wesco (“Wesco common stock”) that it does not presently own and, subject to the conditions set forth therein, Wesco will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving as an indirect wholly owned subsidiary of Berkshire.

If the Merger is completed, each share of Wesco common stock that is not owned by Berkshire will be converted into the right to receive an amount, either in cash or Class B common stock, par value of $0.0033 per share, of Berkshire (“Berkshire Class B common stock”) at the election of the shareholder, equal to: (i) $386.55 (which represents Wesco’s per share shareholder’s equity as of January 31, 2011, estimated for purposes of the Merger Agreement), plus (ii) an earnings factor of $.98691 per share per month from and after February 1, 2011 through and including the anticipate effective time of the Merger (pro rated on a daily basis for any partial month), plus (or minus, if negative) (iii) the sum of the following for the period between February 1, 2011 and the close of business on the second full trading day prior to the date of the special meeting of the shareholders of Wesco to vote on the transaction (the “Determination Date”) (expressed on a per share basis, net of taxes): (a) the change (positive or negative) in net unrealized appreciation of Wesco’s investment securities, (b) the amount of net realized investment gains or losses, and (c) the amount of other-than-temporary impairment charges with respect to Wesco’s investment securities, minus (iv) the per share amount of cash dividends declared with respect to Wesco’s common stock having a record date from and after February 4, 2011 through and including the anticipated effective time of the Merger, and minus (v) certain fees and expenses incurred by Wesco in connection with the transaction (expressed on a per share basis). For Wesco shareholders who elect to receive their merger consideration in shares of Berkshire Class B common stock, the exchange ratio will be based on the average of the daily volume-weighted average prices per share of Berkshire Class B common stock for the period of 20 consecutive trading days ending on the Determination Date. Fractional shares of Berkshire Class B common stock will not be issued in the Merger; instead, cash will be paid in lieu of any fractional shares of Berkshire Class B common stock.

Because of the per share merger consideration formula in the Merger Agreement, the per share merger consideration will not be affected by losses incurred by Wesco’s Wes-FIC insurance business, under its quota share retrocession agreement with Berkshire’s National Indemnity Company subsidiary, as a result of recent catastrophic events such as the earthquake in New Zealand and the earthquake and tsunami in Japan.

Concurrently with the filing of this Amendment No. 1 to Schedule 13E-3, Wesco is filing with the SEC a revised preliminary proxy statement on Schedule 14A (as amended or supplemented from time to time, the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of Wesco, and Berkshire is filing with the SEC Amendment No. 1 to the registration statement on Form S-4 (as amended or supplemented from time to time, the “Prospectus” and, together with the Proxy Statement, the “Proxy Statement/Prospectus”) under the Securities Act of 1933, as amended, in connection with the issuance of Berkshire Class B common stock in the Merger. At the special meeting, the shareholders of Wesco will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of both: (i) the holders of a majority of the outstanding shares of Wesco common stock, and (ii) the holders of a majority of the outstanding shares of Wesco common stock excluding the shares owned by Berkshire and its affiliates and shares beneficially owned by Cascade Investments LLC (an investment entity owned by William H. Gates III, a Berkshire director), Robert E. Denham (a Wesco director and legal counsel to Berkshire) Peter D. Kaufman (a Wesco director) and Robert E. Sahm (a vice president of Wesco). A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus.

The cross-references below are supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement/Prospectus, including all annexes thereto, is expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule shall have the meanings assigned to them in the Proxy Statement/Prospectus. The responses to each item in this Amendment No. 1 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement/Prospectus, including all annexes thereto.

The information contained in this Amendment No. 1 to Schedule 13E-3 and the Proxy Statement/Prospectus concerning Wesco was supplied by Wesco, and none of the other filing persons take responsibility for the accuracy of such information.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET” “QUESTIONS AND ANSWERS”

Item 2.	Subject Company Information.

	(a)	Name and Address. The subject company’s name and the address and telephone number of its principal executive offices are as follows:

Wesco Financial Corporation 301 East Colorado Boulevard Suite 300 Pasadena, California 91101-1901 (626) 585-6700

	(b)	Securities. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Record Date; Voting”

	(c)	Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Market Price of Wesco Common Stock and Dividend Information”

	(d)	Dividends. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Business Pending the Merger” “IMPORTANT INFORMATION REGARDING WESCO—Market Price of Wesco Common Stock and Dividend Information” “ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(e)	Prior Public Offerings. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Transactions in Wesco Common Stock”

	(f)	Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Transactions in Wesco Common Stock”

Item 3.	Identity and Background of Filing Person.

	(a)	Name and Address. Wesco Financial Corporation is the subject company. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Description of the Business of Wesco”

“IMPORTANT INFORMATION REGARDING WESCO—Directors and Executive Officers of Wesco”

“IMPORTANT INFORMATION REGARDING BERKSHIRE, MERGER SUB AND THE BERKSHIRE FILING PERSONS—Certain Information Regarding Berkshire, Merger Sub and the Berkshire Filing Persons”

	(b)	Business and Background of Entities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Description of the Business of Wesco”

“IMPORTANT INFORMATION REGARDING WESCO—Directors and Executive Officers of Wesco”

“IMPORTANT INFORMATION REGARDING BERKSHIRE, MERGER SUB AND THE BERKSHIRE FILING PERSONS—Description of the Business of Berkshire and Merger Sub”

“IMPORTANT INFORMATION REGARDING BERKSHIRE, MERGER SUB AND THE BERKSHIRE FILING PERSONS—Certain Information Regarding Berkshire, Merger Sub and the Berkshire Filing Persons”

	(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Directors and Executive Officers of Wesco”

“IMPORTANT INFORMATION REGARDING BERKSHIRE, MERGER SUB AND THE BERKSHIRE FILING PERSONS—Certain Information Regarding Berkshire, Merger Sub and the Berkshire Filing Persons”

Item 4.	Terms of the Transaction.

	(a)(2)	Material Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Required Vote”

“THE MERGER AGREEMENT”

“ACCOUNTING TREATMENT”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER”

“COMPARATIVE RIGHTS OF SHAREHOLDERS”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(c)	Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Wesco Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Shareholder Elections”

“THE MERGER AGREEMENT—Payment of the Merger Consideration”

“THE MERGER AGREEMENT—Voting Agreement”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(d)	Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Appraisal Rights”

“COMPARATIVE RIGHTS OF SHAREHOLDERS”

“ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

	(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

	(f)	Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET— NYSE Listing of Berkshire Class B Common Stock”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—NYSE Listing of Berkshire Class B Common Stock”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

	(a)	Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET— Interests of Wesco Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Wesco Directors and Executive Officers in the Merger”

	(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Berkshire, Merger Sub and the Berkshire Filing Persons”

“SPECIAL FACTORS—Position of Berkshire, Merger Sub and the Berkshire Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Interests of Wesco Directors and Executive Officers in the Merger” “THE MERGER AGREEMENT”
“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Recommendation of the Wesco Board of Directors”

“THE MERGER AGREEMENT—Voting Agreement”

“IMPORTANT INFORMATION REGARDING WESCO—Transactions in Wesco Common Stock”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6.	Purposes of the Transaction and Plans or Proposals.

	(b)	Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Plans for Wesco After the Merger”

“SPECIAL FACTORS—Delisting and Deregistration of Wesco Common Stock”

“THE MERGER AGREEMENT—Delisting of Wesco Common Stock”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(c)(1)-(8)	Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Plans for Wesco After the Merger”

“SPECIAL FACTORS—Delisting and Deregistration of Wesco Common Stock”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING WESCO—Market Price of Wesco Common Stock and Dividend Information”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7.	Purposes, Alternatives, Reasons and Effects.

	(a)	Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Berkshire, Merger Sub and the Berkshire Filings Persons”

“SPECIAL FACTORS—Position of Berkshire, Merger Sub and the Berkshire Filings Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Plans for Wesco After the Merger”

	(b)	Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

	(c)	Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to Special Committee”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Berkshire, Merger Sub and the Berkshire Filing Persons”

“SPECIAL FACTORS—Effects of the Merger” “SPECIAL FACTORS—Plans for Wesco After the Merger”

“ANNEX B—OPINION OF GREENHILL & CO., LLC”

	(d)	Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Plans for Wesco After the Merger”

“SPECIAL FACTORS—Interests of Wesco Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Appraisal Rights”

“SPECIAL FACTORS—NYSE Listing of Berkshire Class B Common Stock”

“SPECIAL FACTORS—Delisting and Deregistration of Wesco Common Stock” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW”

Item 8.	Fairness of the Transaction.

	(a)	Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of Berkshire, Merger Sub and the Berkshire Filing Persons as to the Fairness of the Merger”

“ANNEX B—OPINION OF GREENHILL & CO., LLC”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to Special Committee”

“SPECIAL FACTORS—Position of Berkshire, Merger Sub and the Berkshire Filing Persons as to the Fairness of the Merger”

“ANNEX B—OPINION OF GREENHILL & CO., LLC”

The presentations dated November 10, 2010, November 29, 2010, December 16, 2010, December 20, 2010, January 4, 2011 and February 4, 2011, each prepared by Greenhill & Co., LLC for the board of directors or the special committee of Wesco are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6) and (c)(7) and are incorporated herein by reference.

The appraisal reports dated December 10, 2010, each prepared by Cushman & Wakefield Western, Inc. for the special committee of Wesco are attached hereto as Exhibits (c)(8), (c)(9), (c)(10) and (c)(11) and are incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Recommendation of the Wesco Board of Directors”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Required Vote”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Record Date; Voting”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Quorum”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Abstentions and Broker Non-Votes”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Voting at the Special Meeting”

“THE MERGER AGREEMENT—Conditions to the Merger”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Wesco’s Special Committee and the Wesco Board of Directors”

“SUMMARY TERM SHEET— Opinion of Financial Advisor to Special Committee”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to Special Committee”

“ANNEX B—OPINION OF GREENHILL & CO., LLC”

	(e)	Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of Wesco’s Special Committee and the Wesco Board”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Recommendation of the Wesco Board of Directors”

“THE MERGER AGREEMENT—No Change in Recommendation”

	(f)	Other Offers. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of Berkshire, Merger Sub and the Berkshire Filing Persons as to the Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

	(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to Special Committee”

“THE MERGER AGREEMENT—Representations and Warranties”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—OPINION OF GREENHILL & CO., LLC”

The presentations dated November 10, 2010, November 29, 2010, December 16, 2010, December 20, 2010, January 4, 2011 and February 4, 2011, each prepared by Greenhill & Co., LLC for the board of directors or the special committee of Wesco are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6) and (c)(7) and are incorporated herein by reference.

The appraisal reports dated December 10, 2010, each prepared by Cushman & Wakefield Western, Inc. for the special committee of Wesco are attached hereto as exhibits (c)(8), (c)(9), (c)(10) and (c)(11) and are incorporated herein by reference.

	(c)	Availability of Documents. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“WHERE TO FIND MORE INFORMATION”

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Wesco Financial Corporation located at 301 East Colorado Boulevard, Suite 300, Pasadena, California, 91101-1901, during regular business hours by any interested holder of Wesco Financial Corporation common stock or any representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

	(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT—Termination of the Merger Agreement”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 11.	Interest in Securities of the Subject Company.

	(a)	Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Transactions in Wesco Common Stock”

“IMPORTANT INFORMATION REGARDING WESCO—Ownership of Wesco Common Stock by Certain Beneficial Owners, Directors and Officers”

	(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING WESCO—Transactions in Wesco Common Stock”

Item 12.	The Solicitation or Recommendation.

	(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Berkshire, Merger Sub and the Berkshire Filing Persons”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Recommendation of the Wesco Board of Directors”

“THE MERGER AGREEMENT—Voting Agreement”

“THE MERGER AGREEMENT—No Change in Recommendation”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

	(e)	Recommendation of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Wesco Board of Directors; Purpose and Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger for Berkshire, Merger Sub and the Berkshire Filing Persons”

“SPECIAL FACTORS—Position of Berkshire, Merger Sub and the Berkshire Filing Persons as to the Fairness of the Merger”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Recommendation of the Wesco Board of Directors”

“THE MERGER AGREEMENT—Voting Agreement”

“THE MERGER AGREEMENT—No Change in Recommendation”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 13.	Financial Statements.

	(a)	Financial Information. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WESCO”

“IMPORTANT INFORMATION REGARDING WESCO—Book Value Per Share”

“WHERE TO FIND MORE INFORMATION”

	(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

	(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS—Solicitation of Proxies”

	(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“THE SPECIAL MEETING OF WESCO SHAREHOLDERS —Solicitation of Proxies”

Item 15.	Additional Information.

	(b)	Other Material Information. The entirety of the Proxy Statement/Prospectus, including all Annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)

Preliminary Proxy Statement of Wesco Financial Corporation, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on April 15, 2011; Prospectus of Berkshire Hathaway Inc., incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on April 15, 2011 (the “Proxy Statement/Prospectus”).

	(a)(2)(i)	Preliminary Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus.

	(a)(2)(ii)	Preliminary Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement/Prospectus.

	(a)(2)(iii)	Form of Election, incorporated herein by reference to the Proxy Statement/Prospectus.

	(a)(2)(iv)	Form of Wesco Proxy Card, incorporated herein by reference to the Proxy Statement/Prospectus.

(a)(3)

Press Release issued by Wesco Financial Corporation, dated September 1, 2010, incorporated by reference to the Current Report on Form 8-K filed by Wesco Financial Corporation with the Securities and Exchange Commission on September 2, 2010.

	(a)(4)	Press Release issued by Wesco Financial Corporation and Berkshire Hathaway Inc., dated October 7, 2010.

(a)(5)

Press Release issued by Wesco Financial Corporation and Berkshire Hathaway Inc., dated February 7, 2011, incorporated by reference to the Current Report on Form 8-K filed by Wesco Financial Corporation with the Securities and Exchange Commission on February 7, 2011.

	(b)	Not applicable.

	(c)(1)	Opinion of Greenhill & Co., LLC, incorporated herein by reference to Annex B of the Proxy Statement/Prospectus.

(c)(2)

Presentation Materials, dated November 10, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(3)

Presentation Materials, dated November 29, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(4)

Presentation Materials, dated December 16, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(5)

Presentation Materials, dated December 20, 2010, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(6)

Presentation Materials, dated January 4, 2011, provided to the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(7)

Presentation Materials, dated February 4, 2011, provided to the Board of Directors and the Special Committee of the Board of Directors of Wesco Financial Corporation by Greenhill & Co., LLC, incorporated by reference to the Schedule 13E-3 filed by the Filing Persons with the Securities and Exchange Commission on March 7, 2011.

(c)(8)

Appraisal of Real Property, dated as of December 10, 2010, for the property described as The Montana Phase I, 345 East Colorado Boulevard, Pasadena, Los Angeles County, CA 91101, prepared by Cushman & Wakefield Western, Inc.

(c)(9)

Appraisal of Real Property, dated as of December 10, 2010, for the property described as The Montana II, 380 Union Street, Pasadena, Los Angeles County, CA 91101, prepared by Cushman & Wakefield Western, Inc.

(c)(10)

Appraisal of Real Property, dated as of December 10, 2010, for the property described as Upland Town & Country Center, 152-158 W. Foothill Boulevard, Upland, San Bernardino County, CA 91786, prepared by Cushman & Wakefield Western, Inc.

(c)(11)

Appraisal of Real Property, as of December 10, 2010, for the property described as 301 Colorado, 301 E. Colorado Boulevard, Pasadena, Los Angeles County, CA 91101, prepared by Cushman & Wakefield Western, Inc.

(d)(1)

Agreement and Plan of Merger, dated as of February 4, 2011, by and among Berkshire Hathaway Inc., Montana Acquisitions, LLC, and Wesco Financial Corporation, incorporated herein by reference to Annex A-1 of the Proxy Statement/Prospectus.

(d)(2)

Amendment to Agreement and Plan of Merger, dated as of April 15, 2011, by and among Berkshire Hathaway Inc., Montana Acquisitions, LLC and Wesco Financial Corporation, incorporated herein by reference to Annex A-2 of the Proxy Statement/Prospectus.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement/Prospectus.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESCO FINANCIAL CORPORATION

Date: April 15, 2011	By:	/s/ Jeffrey L. Jacobson
	Name:	Jeffrey L. Jacobson
	Title:	Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONTANA ACQUISITIONS, LLC

Date: April 15, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERKSHIRE HATHAWAY INC.

Date: April 15, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Senior Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBH LLC

Date: April 15, 2011	By:	/s/ Marc D. Hamburg
	Name:	Marc D. Hamburg
	Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE CHIP STAMPS

Date: April 15, 2011	By:	/s/ Jeffrey L. Jacobson
	Name:	Jeffrey L. Jacobson
	Title:	Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARREN E. BUFFETT

Date: April 15, 2011	By:	/s/ Warren Buffett